FILED PURSUANT TO RULE 433
File No. 333-132943

APPALACHIAN POWER COMPANY

$250,000,000	5.55% Senior Notes, Series M, due 2011

PRICING TERM SHEET

Underwriting Agreement dated April 5, 2006

Series M Notes
Designation:	5.55% Senior Notes, Series M, due 2011
Principal Amount:	$250,000,000
Maturity:	April 1, 2011
Coupon:	5.55%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2006
Treasury Benchmark:	UST 4.750% due March 2011
Treasury Price:	$99-25.75
Treasury Yield:	4.794%
Reoffer Spread:	0.800%
Yield to Maturity:	5.594%
Price to Public:	99.813% of the principal amount thereof
Redemption Terms:
Make-whole call:	At any time at a discount rate of the Treasury Rate plus 15 basis points
Minimum Denomination:	$1,000
Joint Book-Running Managers:	BNY Capital Markets, Inc. Lehman Brothers Inc. Merrill Lynch & Co
Settlement Date:	April 10, 2006 (T+3)
CUSIP:	037735 CF 2
Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings Ltd.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed registration statements (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Capital Markets, Inc. toll free at 1-800-241-5189; Lehman Brothers, Inc. toll free at 1-888-603-5847 or Merrill Lynch & Co toll free at 1-866-500-5408.